EXHIBIT 21.1

Subsidiaries of the Registrant	Jurisdiction of Incorporation
Ancestry.com Australia Pty Ltd	Australia
Ancestry.com France SARL	France
Ancestry.com Italia S.r.l.	Italy
Ancestry.com Operations Inc.	Delaware, United States
Ancestry.com UK Limited	United Kingdom
Ancestry.com UK (Commerce) Limited	United Kingdom
Generations Information Technology (Beijing) Co., Ltd.	People’s Republic of China
InfoRich (Hong Kong) Limited	Hong Kong
TGN Services, LLC	Delaware, United States
Ancestry.com Deutschland GmbH	Germany
Ancestry.com Canada Inc.	Canada
42010523 Canada Inc.	Canada
Riverwoods Holding	Cayman Islands
Genline AB	Sweden
iArchives, Inc.	Utah
Ancestry.com Europe S.à r.l.	Luxembourg
Ancestry.com DNA, LLC	Delaware